Morgan, Lewis & Bockius LLP
2 Palo Alto Square
3000 El Camino Real, Suite 700
Palo Alto, CA 94306-2122
Tel. 650.843.4000
Fax: 650.843.4001
www.morganlewis.com

Thomas W. Kellerman

Partner

650.843.7550

tkellerman@morganlewis.com

April 23, 2009

VIA EDGAR AND FACSIMILE

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Facsimile Number: 202.772.9217

Re:	Nature’s Sunshine Products, Inc.
Amendment No. 1 to
Registration Statement on Form 10-12G, filed March 31, 2009
File No. 0-08707

Dear Mr. Riedler:

On behalf of Nature’s Sunshine Products, Inc. (the “Company”), we respectfully submit this letter in response to the comments from the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Douglas Faggioli at the Company, dated April 14, 2009 (the “Comment Letter”), with respect to the Company’s Amendment No. 1 to the Registration Statement on Form 10-12G, filed with the Commission on March 31, 2009 (the “Form 10-12G”).  The numbered paragraphs set forth below restate the numbered paragraphs in the Comment Letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comments.

As discussed with the Staff during a telephone conference on April 20, 2009, the Company intends to file an amended Form 10-12G pending the Staff’s review and further comment, if any, to the Company’s responses set forth in this letter.  For the convenience of the Staff, the Company has included marked changes, where applicable, to the respective disclosures in this letter in response to the Staff’s comments.

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Securities and Exchange Commission
April 23, 2009

Amendment No. 1 to Form 10-12G

Explanatory Note, page 1

1.              We note the expanded disclosure in response to our prior comment 4.  Please also disclose that the Board of Directors made the decision not to terminate Mr. Faggioli despite the recommendation of the Special Committee.

The Company intends to amend the Form 10-12G to more fully describe the circumstances and history surrounding Mr. Faggioli’s leave of absence as an officer and director of the Company and his subsequent reappointment to these positions, which reflects the records of the Board of Directors and describes the decisions made at the time as set forth in the Board records. The Explanatory Note under the heading “Internal Investigation” in the Form 10-12G will be amended to read substantially as follows:

Internal Investigation

The Company’s failure to file required reports with the SEC related back to an internal investigation commenced in October 2005 by the Audit Committee of our Board of Directors (the “Audit Committee”) regarding certain sales and commission activities involving certain of our foreign operations. The investigation was subsequently expanded to include other matters related to our consolidated financial statements. The Audit Committee engaged a nationally recognized independent law firm to assist in the investigation and the law firm, in turn, engaged a nationally recognized independent public accounting firm to provide further assistance (the “Investigative Team”). The internal investigation was overseen by a special committee (the “Special Committee”) comprised of one independent member of the Audit Committee and an outside independent consultant, who later became a director and independent member of the Audit Committee. On March 15, 2006, the Audit Committee and the Board of Directors received an oral preliminary report on the findings of the investigation through that date (the “Preliminary Report”). The Preliminary Report indicated that the Company had certain internal control weaknesses and outlined potential violations of law by the Company and related persons, including potential violations of the books and records, internal controls, financial reporting, and anti-fraud provisions of the federal securities laws and potential violations of the anti-bribery provisions of the Foreign Corrupt Practices Act. These issues are the subject of a pending investigation by the SEC. The Preliminary Report also included a series of recommendations, including the termination of certain employees and senior officers. Based on issues raised in the Preliminary Report, on March 15, 2006, the Audit Committee determined that the financial statements filed with the SEC in connection with the following previously issued reports of the Company should not be relied upon:

Securities and Exchange Commission
April 23, 2009

(i)                                   Quarterly Reports on Form 10-Q for each of the first three fiscal quarters of 2005;

(ii)                                Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (which includes financial statements as of December 31, 2004 and 2003 and for the fiscal years ended December 31, 2004, 2003 and 2002); and

(iii)                            Quarterly Reports on Form 10-Q for each of the first three fiscal quarters of 2004, 2003 and 2002.

The Board of Directors also considered the appropriate actions to be taken with respect to Mr. Douglas Faggioli.  As described below, KPMG LLP (“KPMG”), our independent registered public accounting firm at that time, demanded that Mr. Faggioli’s employment be terminated.  The two members of the Special Committee supported this recommendation, but after consideration the Board of Directors determined that, pending the conclusion of the investigation, Mr. Faggioli should step down as President, Chief Executive Officer and a director of the Company, but remain an employee. The Board of Directors was informed that the Investigative Team agreed that the interim steps regarding Mr. Faggioli were appropriate at that time.

Cash and Cash Equivalents, page 77

2.              Please tell us and disclose the factors you considered in determining that Venezuela is not a highly inflationary country.  Address your consideration of recent trends, including the country’s recent change of its currency from the bolivar to the bolivar fuerte at a conversion rate of approximately 1000 to 1 and your inability to exchange your bolivars into U.S. dollars at the official exchange rate.  In addition, please tell us why you believe it is appropriate to still translate the financial statement of your Venezuelan subsidiary into U.S. dollars at the official exchange rate if you are unable to receive that exchange rate in actuality.  Please refer to paragraph 25-27 of FAS 57.

Although the government of Venezuela has converted its currency from the bolivar to the bolivar fuerte, it has not had an impact on the translation to U.S. dollars.  The change from the bolivar to the bolivar fuerte converted 1,000 bolivars to 1 bolivar fuerte.  The Company now uses the official exchange rate of 2.145 bolivar fuertes to the U.S. dollar, which is the equivalent of the prior exchange rate of 2,145 bolivars to the U.S. dollar.  As a result, the current exchange rate for bolivar fuertes and the prior year exchange rate for bolivars result in the same ultimate rate of exchange to U.S. dollars.

The Company has received permission from the government of Venezuela to convert its bolivars to U.S. dollars at the official exchange rate.  The Company has determined that as long as it can continue to receive permission to convert its Venezuelan bolivar feurtes to U.S.

Securities and Exchange Commission
April 23, 2009

dollars at the official exchange rate, it should continue to use the official rate for translation purposes and the bolivar fuerte as the functional currency of its subsidiary in Venezuela.  The official exchange rate has been consistent since 2005 at 2,145 bolivars (or 2.145 bolivar fuertes as a result of the conversion in 2008).  In addition, management continues to monitor the historical inflation rates for Venezuela (which had a three-year cumulative inflation rate of 84.6% as of December 31, 2008, less than the approximate 100% specified in paragraph 11 of FAS 52, which is a factor used in determining whether an economy is highly inflationary).  Should inflationary trends and other pertinent economic factors continue to show indications of increasing inflation, the Company would further evaluate whether its subsidiary is operating in a highly inflationary economy in accordance with FAS 52 and EITF Topic D-55, “Determining a Highly Inflationary Economy under FASB Statement No. 52,” and, if necessary, begin remeasuring its transactions as if the U.S. dollar was the functional currency in accordance with FAS 52.  Furthermore, if the Company determines that it can no longer obtain payment for imported products or other remittances at this rate, then it would consider converting its bolivar fuertes to U.S. dollars at market rates, which are significantly below the official exchange rate.  The Company will continue to monitor whether the official exchange rate is the appropriate rate for currency translation for consolidation and reporting purposes.

The Company intends to amend the Form 10-12G to describe the discussion above with respect to (i) the steps necessary to obtain the official exchange rate in order to convert Venezuelan bolivars to U.S. dollars and associated risks in the event the Company is unable to obtain the official exchange rate, as well as (ii) the risk that Venezuela could potentially be considered highly inflationary in future periods.  The applicable disclosures related to cash and cash equivalents for the Company’s Venezuela operations within the Foreign Currency Risk section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations and the corresponding disclosures in the Notes to the Consolidated Financial Statements will be amended to read substantially as follows:

The functional currency in highly inflationary economies is the U.S. dollar and transactions denominated in the local currency are re-measured as if the functional currency were the U.S. dollar if they are considered material to the consolidated financial statements. The re-measurement of local currencies into U.S. dollars creates translation adjustments, which are included in the consolidated statements of operations. A country is considered to have a highly inflationary economy if it has a cumulative inflation rate of approximately 100 percent or more over a three year period as well as other qualitative factors including historical inflation rate trends (increasing and decreasing), the capital intensiveness of the operation, and other pertinent economic factors.  There were no countries considered to have a highly inflationary economy during 2008, 2007, or 2006.

Securities and Exchange Commission
April 23, 2009

As of December 31, 2008, we have approximately $3.4 million in cash denominated in Venezuelan ~~bolivars~~bolivar fuertes. Currency restrictions enacted by the government of Venezuela ~~have had a negative impact on the ability of~~require approval from the government’s currency control organization for our subsidiary in Venezuela to obtain U.S. dollars at the official exchange rate to pay for imported products or to repatriate dividends back to the Company.  Our access to these funds for use within Venezuela is not restricted. The market rate, which is substantially lower than the official rate, may be used to obtain U.S. dollars or other currencies without approval of the government’s currency control organization.  Our Venezuelan subsidiary continues to ~~expect to convert its bolivars~~receive the official exchange rate to pay for imported products.  It continues to apply for and expects to receive approval from the government of Venezuela to convert its bolivar fuertes into U.S. dollars at the official exchange rate to pay for imported products ~~or~~and to repatriate dividends. As a result, we continue to use the official exchange rate of 2.15 bolivar fuertes to the U.S. dollar to translate the financial statements of our Venezuelan subsidiary into U.S. dollars. Unless the official exchange rate is made more readily available, however, our subsidiary’s operations could be adversely affected as it may need to obtain U.S. dollars at less favorable exchange rates from non-government sources.  During 2008, our Venezuelan subsidiary’s net sales revenue represented approximately 3.3 percent of consolidated net sales revenue.  Our Venezuelan subsidiary held total assets of $11.5 million at December 31, 2008, including $3.4 million of monetary assets noted above.

Inflation in Venezuela has continued to increase over the past few years, and it is possible that Venezuela will be designated a highly inflationary economy during 2009.  If this were to occur, then gains and losses resulting from the translation of our Venezuelan subsidiary would be recorded in earnings. If Venezuela is designated as a highly inflationary economy and there is a devaluation of the official exchange rate, then our earnings would be negatively impacted. For example, if Venezuela were to be designated as highly inflationary and there were a devaluation of the official currency of 20 percent, then our pre-tax earnings would be negatively impacted by approximately $2.3 million based upon the assets held by our Venezuelan subsidiary.  In addition, revenue and operating income would be impacted on an ongoing basis as a result of the devaluation.

In the view of the foregoing disclosures, the Company also intends to amend the Risk Factor under the heading “Currency exchange rate fluctuations could lower our revenue and net income” to read substantially as follows:

In 2008, we recognized approximately 60.3 percent of our revenue in markets outside the United States, and we recognized 35.9 percent of our revenue in each market’s respective local currency (other than the U.S. dollar). We purchase inventory primarily in the United States in U.S. dollars. In preparing our financial statements, we

Securities and Exchange Commission
April 23, 2009

translate revenues and expenses in foreign countries from their local currencies into U.S. dollars using weighted-average exchange rates. Because a significant portion of our sales is in foreign countries, exchange rate fluctuations may have a significant effect on our sales and earnings. Our reported net earnings may be significantly affected by fluctuations in currency exchange rates, with earnings generally increasing with a weaker U.S. dollar and decreasing with a strengthening U.S. dollar. These fluctuations had a generally positive effect on our revenue in 2008 as compared to 2007. However, during the fourth quarter for the year ended December 31, 2008, we began to see a decline in our global net sales of our products of approximately 4.7 percent as result of changes in global economic conditions in the markets in which our business segments operate. The decline is primarily driven by strengthening of the U.S. dollar against most major currencies. In the first fiscal quarter of 2009, we have experienced a continuing decline in our global net sales as a result of the U.S. dollar continuing to strengthen against most major currencies, which is a reversal of the trend for prior years. For instance, the U.S. dollar has increased approximately 5.7 percent through February 2009 against the Mexican peso compared to the year ended December 31, 2008 and 33.5 percent against the Mexican peso compared to the same period last year. If exchange rates were to change in future periods relative to those experienced in 2008, it could have a disproportionate impact on our revenue in these future periods. As operations expand in countries where foreign currency transactions may be made, our operating results will increasingly be subject to the risks of exchange rate fluctuations and we may not be able to accurately estimate the impact that these changes may have on our future results of operations or financial condition.

The possibility that foreign governments may impose currency remittance restrictions is another risk faced by our international operations. Due to the possibility of government restrictions on transfers of cash out of the country and control of exchange rates, we may not be able to immediately repatriate cash at the official exchange rate or if the official exchange rate devalues, it may have a material adverse effect on our financial position, results of operations, or cash flows.  For example, as of December 31, 2008, we had approximately $3.4 million in cash denominated in Venezuelan bolivar fuertes. Currency restrictions enacted by the government of Venezuela require approval from the government’s currency control organization for our subsidiary in Venezuela to obtain U.S. dollars at the official exchange rate to pay for imported products or to repatriate dividends back to the Company. Our access to these funds for use within Venezuela is not restricted. While to date we have been able to receive approval from the government of Venezuela to obtain U.S. dollars at the official exchange rate, no assurances can be given that we will continue to receive such approval.  Unless the official exchange rate is made more readily available, our Venezuelan subsidiary’s operations could be adversely

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April 23, 2009

affected as it may need to obtain U.S. dollars from non-government sources where the exchange rate is substantially less favorable than the official exchange rate.

Inflation is another risk associated with our international operations. For example, inflation in Venezuela has continued to increase over the past few years, and it is possible that Venezuela will be designated a highly inflationary economy during 2009.  If this were to occur, then gains and losses resulting from the translation of revenues and expenses of our Venezuelan subsidiary would be recorded in earnings. If Venezuela is designated as a highly inflationary economy and there is a devaluation of the official exchange rate, then our earnings would be negatively impacted. In addition, revenue and operating income would be impacted on an ongoing basis as a result of the devaluation.

We greatly appreciate the Staff’s attention to this matter and hope that you find that our responses have adequately addressed the concerns you raised in the Comment Letter.  If you should require any additional information in connection with our responses, please feel free to contact the undersigned at (650) 843-7550.

Very truly yours,

/s/ Thomas W. Kellerman

Thomas W. Kellerman

c:  Douglas Faggioli
President and Chief Executive Officer
Nature’s Sunshine Products, Inc.
75 East 1700 South
Provo, Utah 84606